

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2022

Chandan Basho
Interim Chief Financial Officer
Apollo Medical Holdings, Inc.
1668 S. Garfield Avenue, 2nd Floor
Alhambra, California 91801

> **Re: Apollo Medical Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 28, 2022**
> **File No. 001-37392**

Dear Chandan Basho:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services